

July 6, 2023

Jeffrey Wong Kah Mun
Chief Executive Officer
Winvest Group Ltd
50 West Liberty Street, Suite 880
Reno, NV 89501

      **Re: Winvest Group Ltd**
          **Amendment No. 6 to Registration Statement on Form S-1**
          **Filed June 28, 2023**
          **File No. 333-267006**

Dear Jeffrey Wong Kah Mun:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2023 letter.

Amendment No. 6 to Registration Statement on Form S-1 Filed June 28, 2023

Certain Relationships and Related Transactions, page 52

1.     We note your amended disclosure in response to comment 5, and we reissue it in part. Please revise to include the approximate dollar value of the full amount initially loaned to the company by each related party for the periods presented. Please refer to Item 404(d)(1) of Regulation S-K and Item 404(a)(3) of Regulation S-K.

       You may contact Lyn Shenk at 202-551-3380 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.  Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.


                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Trade & Services

cc:     Matt McMurdo